UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three and nine months ended September 30, 2013.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three and Nine Months Ended September 30, 2013.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Nine Months Ended September 30, 2013

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance, (ii) our belief that our liquidity has not been materially impacted by the current credit environment and (iii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2013 (our “2012 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S.

federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2012 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2013		2012		2013		2012
Revenues:
Lease rental income		$117,634		$97,494		$346,231		$277,173
Management fees		4,960		6,195		15,192		20,289
Trading container sales proceeds		3,537		11,058		8,432		35,339
Gains on sale of containers, net		6,516		7,558		21,639		27,009

Total revenues		132,647		122,305		391,494		359,810

Operating expenses:
Direct container expense		10,799		5,425		29,937		17,589
Cost of trading containers sold		3,279		9,911		7,489		31,043
Depreciation expense and container impairment		42,452		26,941		108,968		71,322
Amortization expense		1,097		1,275		3,272		3,880
General and administrative expense		5,541		5,496		18,145		17,041
Short-term incentive compensation (benefit) expense		(253)		1,159		1,119		3,473
Long-term incentive compensation expense		1,164		1,551		3,378		5,229
Bad debt expense, net		4,251		682		6,738		3,143

Total operating expenses		68,330		52,440		179,046		152,720

Income from operations		64,317		69,865		212,448		207,090

Other income (expense):
Interest expense		(20,091)		(19,441)		(62,614)		(52,691)
Interest income		31		40		100		103
Realized losses on interest rate swaps and caps, net		(1,963)		(2,543)		(6,442)		(7,622)
Unrealized gains on interest rate swaps and caps, net		12		1,111		6,280		3,184
Other, net		(4)		3		(33)		1

Net other expense		(22,015)		(20,830)		(62,709)		(57,025)

Income before income tax and noncontrolling interest		42,302		49,035		149,739		150,065
Income tax (expense) benefit		(988)		1,324		(7,769)		(5,121)

Net income		41,314		50,359		141,970		144,944
Less: Net (income) loss attributable to the noncontrolling interest	(1,199)		299		(4,706)		1,433

Net income attributable to Textainer Group Holdings Limited common shareholders	$40,115		$50,658		$137,264		$146,377

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.71		$1.01		$2.44		$2.94
Diluted	$0.71		$0.99		$2.41		$2.88
Weighted average shares outstanding (in thousands):
Basic	56,317		50,348		56,289		49,774
Diluted	56,844		51,199		56,839		50,743
Other comprehensive income:
Foreign currency translation adjustments		(2)		68		(136)		73

Comprehensive income		41,312		50,427		141,834		145,017
Comprehensive (income) loss attributable to the noncontrolling interest		(1,199)		299		(4,706)		1,433

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$40,113		$50,726		$137,128		$146,450

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2013 and December 31, 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$136,946	$100,127
Accounts receivable, net of allowance for doubtful accounts of $13,557 and $8,025 in 2013 and 2012, respectively	93,591	94,102
Net investment in direct financing and sales-type leases	61,342	43,253
Trading containers	15,982	7,296
Containers held for sale	29,337	15,717
Prepaid expenses	13,593	14,006
Deferred taxes	2,312	2,332
Due from affiliates, net	—	4,377

Total current assets	353,103	281,210
Restricted cash	68,120	54,945
Containers, net of accumulated depreciation of $535,397 and $490,930 at 2013 and 2012, respectively	3,208,050	2,916,673
Net investment in direct financing and sales-type leases	217,332	173,634
Fixed assets, net of accumulated depreciation of $8,594 and $9,189 at 2013 and 2012, respectively	1,462	1,621
Intangible assets, net of accumulated amortization of $30,235 and $26,963 at 2013 and 2012, respectively	30,111	33,383
Interest rate swaps and caps	429	—
Other assets	18,567	14,614

Total assets	$3,897,174	$3,476,080

Liabilities and Equity
Current liabilities:
Accounts payable	$8,179	$4,451
Accrued expenses	10,890	14,329
Container contracts payable	110,870	87,708
Deferred revenue and other	353	1,681
Due to owners, net	13,362	13,218
Bonds payable	161,300	131,500

Total current liabilities	304,954	252,887
Revolving credit facilities	801,048	549,911
Secured debt facility	747,100	874,000
Bonds payable	877,229	706,291
Interest rate swaps and caps	4,968	10,819
Income tax payable	17,620	27,580
Deferred taxes	19,369	5,249
Other liabilities	3,218	3,210

Total liabilities	2,775,506	2,429,947

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,353,998 and 55,754,529 at 2013 and 2012, respectively	563	558
Additional paid-in capital	363,358	354,448
Accumulated other comprehensive income	(22)	114
Retained earnings	711,957	652,383

Total Textainer Group Holdings Limited shareholders’ equity	1,075,856	1,007,503
Noncontrolling interest	45,812	38,630

Total equity	1,121,668	1,046,133

Total liabilities and equity	$3,897,174	$3,476,080

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net income	$141,970	$144,944

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	108,968	71,322
Bad debt expense, net	6,738	3,143
Unrealized gains on interest rate swaps and caps, net	(6,280)	(3,184)
Amortization of debt issuance costs and accretion of bond discount	8,596	9,002
Amortization of intangible assets	3,272	3,880
Amortization of acquired net below-market leases	—	(33)
Amortization of deferred revenue	(1,001)	(5,293)
Amortization of unearned income on direct financing and sales-type leases	(16,320)	(8,390)
Gains on sale of containers, net	(21,639)	(27,009)
Share-based compensation expense	3,895	6,010
Changes in operating assets and liabilities	(6,300)	(7,283)

Total adjustments	79,929	42,165

Net cash provided by operating activities	221,899	187,109

Cash flows from investing activities:
Purchase of containers and fixed assets	(562,337)	(758,868)
Proceeds from sale of containers and fixed assets	90,172	67,841
Receipt of principal payments on direct financing and sales-type leases	57,693	29,100

Net cash used in investing activities	(414,472)	(661,927)

Cash flows from financing activities:
Proceeds from revolving credit facilities	368,138	209,530
Principal payments on revolving credit facilities	(117,001)	(125,575)
Proceeds from secured debt facility	104,100	839,000
Principal payments on secured debt facility	(231,000)	(834,697)
Proceeds from bonds payable	299,363	400,000
Principal payments on bonds payable	(98,625)	(85,292)
Increase in restricted cash	(13,175)	(4,774)
Debt issuance costs	(12,078)	(23,113)
Issuance of common shares in public offering	—	185,220
Issuance of common shares upon exercise of share options	2,820	4,605
Excess tax benefit from share-based compensation awards	2,200	2,965
Capital contributions from noncontrolling interest	2,476	4,589
Dividends paid	(77,690)	(58,943)

Net cash provided by financing activities	229,528	513,515

Effect of exchange rate changes	(136)	73

Net increase in cash and cash equivalents	36,819	38,770
Cash and cash equivalents, beginning of the year	100,127	74,816

Cash and cash equivalents, end of period	$136,946	$113,586

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2013	2012
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps and caps, net	$61,120	$51,138
Income taxes paid, net of refunds	$1,149	$471
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$23,162	$38,326
Containers placed in direct financing and sales-type leases	$103,160	$67,857
Intangible assets relinquished for container purchases	$—	$7,959

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 8 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 15, 2013.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s consolidated financial position as of September 30, 2013, and the Company’s consolidated results of operations for the three and nine months ended September 30, 2013 and 2012 and the consolidated cash flows for the nine months ended September 30, 2013 and 2012. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2013.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that enable them to make significant decisions related to the entities’ operations. For these types of entities, the Company’s determination of whether it has a controlling interest is based on ownership of the majority of the entities’ voting equity interest or through control of management of the entities.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

A VIE is an entity that, by design, either (1) lacks sufficient equity to permit the entity to finance activities without additional subordinated financial support from other parties or (2) has equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights or do not have the obligation to absorb the expected losses or do not have the right to receive the residual returns of the entity. The Company has determined whether it has a controlling interest in a VIE by considering whether its involvement with the VIE is significant and whether it is the primary beneficiary based on the following:

•	The power to direct the activities of the VIE that most significantly impact the entity’s economic performance;

•	The aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE; and

•	Qualitative and quantitative factors regarding the nature, size, and form of the Company’s involvement with the VIE.

Voting interest entities in which the Company has a controlling financial interest and its VIE in which the Company is the primary beneficiary are consolidated into the Company’s financial statements. The Company’s consolidated VIE is TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly owned subsidiary, Textainer Limited (“TL”), and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. The purpose of TW is to lease containers to lessees under direct financing leases. The book values of TW’s direct financing and sales-type leases and related debt as of September 30, 2013 and December 31, 2012 are disclosed in Note 5 “Direct Financing and Sales-type Leases” and Note 7 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments”, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 9 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The changes in the carrying amount of intangible assets during the nine months ended September 30, 2013 are as follows:

Balance as of December 31, 2012	$33,383
Amortization expense	(3,272)

Balance as of September 30, 2013	$30,111

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule, by year, of future amortization of intangible assets as of September 30, 2013:

Twelve months ending September 30:
2014	$4,561
2015	4,620
2016	4,778
2017	4,992
2018 and thereafter	11,160

Total future amortization of intangible assets	$30,111

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases generally do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers that are purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Containers purchased used are depreciated using the straight-line method based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant increase in the useful lives of its containers over the past few years as the Company has entered into leases with longer terms and container prices had increased resulting in shipping lines leasing containers for longer periods. Based on this extended period of longer useful lives and the Company’s

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

expectation that new equipment lives will remain near recent levels, the Company increased the estimated useful lives of its non-refrigerated containers from 12 years to 13 years, effective January 1, 2013. The effect of this change was a reduction in depreciation expense of $5,940 ($5,600 after tax or $0.10 per diluted share) and $19,080 ($17,991 after tax or $0.32 per diluted share) for the three and nine months ended September 30, 2013, respectively. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. During the three and nine months ended September 30, 2013, depreciation expense and container impairment included an impairment of $4,686 for containers that were economically unrecoverable from lessees in default. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

The Company also accounts for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP. Based on past history, there is uncertainty as to the collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(i)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other assets in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the terms of the related debt and the amortization is recorded in the consolidated statements of comprehensive income as interest expense. For the nine months ended September 30, 2013 and 2012, debt issuance costs of $13,392 and $23,937, respectively, were capitalized. For the three and nine months ended September 30, 2013, amortization of debt issuance costs of $2,586 and $7,701, respectively, were recorded in interest expense. For the three and nine months ended September 30, 2012, amortization of debt issuance costs of $2,632 and $7,539, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off. For the nine months ended September 30, 2013, interest expense included $650 and $245 of write-offs of unamortized debt issuance costs related to the termination of TAP Funding Ltd.’s (“TAP Funding”) (a Bermuda company) revolving credit facility and the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility (see Note 7 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facility, and Derivative Instruments”), respectively. For the nine months ended September 30, 2012, interest expense included a $1,463 write-off of unamortized debt issuance costs related to the termination of Textainer Marine Containers Limited’s (“TMCL”) secured debt facility.

(j)	Concentrations

Although substantially all of the Company’s revenue is derived from assets employed in foreign countries, virtually all of this revenue is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months September 30, 2013 and 2012, $3,500 (or 32.4%) and $1,841 (or 33.9%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the nine months ended September 30, 2013 and 2012, $10,060 (or 33.6%) and $6,211 (or 35.3%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and nine months ended September 30, 2013, the Company’s direct container expenses were paid in 16 different foreign currencies, and for the three and nine months ended September 30, 2012, the Company’s direct container expenses were paid in 15 and 18 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for lease rental income from two major lessees (Customer A and Customer B) that amounted to 11.0% and 10.1%, respectively, of the Company’s lease rental income for the three months ended September 30, 2013, no other single lessee made up greater than 10% of the Company’s lease rental income for that period. Except for lease rental income from one major lessee (Customer A) that amounted to 11.2% of the Company’s lease rental income for the nine months ended September 30, 2013 and 11.3% and 11.9% of the Company’s lease rental income for the three and nine months ended September 30, 2012, respectively, no other single lessee made up greater than 10% of the Company’s lease rental income for those periods. One single customer (Customer A) accounted for 11.7% and 19.1% of the Company’s accounts receivable, net as of September 30, 2013 and December 31, 2012, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(k)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps and caps, net in the condensed consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

(l)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options and restricted share units awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive income as part of long-term incentive compensation expense.

The Company uses the Black-Scholes-Merton option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(m)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(n)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic net income per share is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Share options for the three and nine months ended September 30, 2013 of 36,998 and 10,000, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. Share options for the three and nine months ended September 30, 2012 of 188,828 and 318,531, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS is presented as follows:

Share amounts in thousands
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Numerator:
Net income attributable to Textainer Group Holdings
Limited common shareholders- basic and diluted EPS	$40,115	$50,658	$137,264	$146,377
Denominator:
Weighted average common shares outstanding - basic	56,317	50,348	56,289	49,774
Dilutive share options and restricted share units	527	851	550	969

Weighted average common shares outstanding - diluted	56,844	51,199	56,839	50,743

Net income attributable to Textainer Group Holdings
Limited common shareholders per common share
Basic	$0.71	$1.01	$2.44	$2.94
Diluted	$0.71	$0.99	$2.41	$2.88

(o)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 and December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2013
Assets
Interest rate swaps and caps	$—	$429	$—

Total	$—	$429	$—

Liabilities
Interest rate swaps and caps	$—	$4,968	$—

Total	$—	$4,968	$—

December 31, 2012
Assets
Interest rate swaps and caps	$—	$—	$—

Total	$—	$—	$—

Liabilities
Interest rate swaps and caps	$—	$10,819	$—

Total	$—	$10,819	$—

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of September 30, 2013 and December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2013
Assets
Containers held for sale (1)	$—	$5,420	$—

Total	$—	$5,420	$—

December 31, 2012
Assets
Containers held for sale (1)	$—	$890	$—

Total	$—	$890	$—

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments during the three months ended September 30, 2013 and 2012 of $1,209 and $131, respectively, and during the nine months ended September 30, 2013 and 2012 of $2,522 and $459, respectively, as a part of depreciation expense and container impairment to write down the value of containers held for sale to their estimated fair value less cost to sell.

The Company measures the fair value of its $874,997 notional amount of interest rate swaps and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap and cap agreements had a fair value asset and liability of $429 and $4,968, respectively, as of September 30, 2013 and a fair value liability of $10,819, as of December 31, 2012. The credit valuation adjustment was determined to be $44 (which was an addition in the net liability) and $47 (which was a reduction in the liability) as of September 30, 2013 and December 31, 2012, respectively. The change in fair value for the nine months ended September 30, 2013 and 2012 of $6,280 and $3,184, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps and caps, net.

The Company measures the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

interest rate swaps and caps. At September 30, 2013 and December 31, 2012, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $270,671 and $204,899 at September 30, 2013 and December 31, 2012, respectively, compared to book values of $278,674 and $216,887 at September 30, 2013 and December 31, 2012, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,597,190 and $2,283,193 at September 30, 2013 and December 31, 2012, respectively, compared to book values of $2,586,677 and $2,261,702 at September 30, 2013 and December 31, 2012, respectively.

(p)	Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward that the entity intends to use and is available for settlement at the reporting date. ASU 2013-11 is effective for interim and annual periods beginning after December 15, 2013, with early adoption permitted. The Company early adopted ASU 2013-02 during the three months ended June 30, 2013 on a prospective basis which resulted in a reclassification of $14,040 from income tax payable to deferred taxes.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires the presentation, in one place, of information about reclassifications out of accumulated other comprehensive income. Additionally, ASU 2013-02 requires the presentation of reclassifications out of accumulated other comprehensive income by component for periods in which changes in accumulated other comprehensive income balances are presented. The Company has adopted ASU 2013-02 effective January 1, 2013. The Company’s adoption of ASU 2013-02 had no impact on the Company’s consolidated financial statements as it is disclosure-only in nature.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(3)	Business Combination

On December 20, 2012, TL purchased 501 common shares of TAP Funding from TAP Ltd. (“TAP”) for cash consideration of $20,532 and reduced management fees with a fair value of $3,852. The common shares acquired by TL represented 50.1% of TAP Funding’s total outstanding 1,000 common shares held by TAP before the acquisition. TL’s purchase of a majority controlling ownership interest in TAP Funding’s common shares allowed the Company to increase the size of its owned fleet at an attractive price. In accordance with the FASB’s Accounting Standards Codification Topic 805 Business Combinations, (“ASC 805”), the Company accounted for this transaction as a business combination. ASC 805 requires that a gain be recorded when the fair value of the net assets acquired is greater than the fair value of the consideration transferred. Because the fair value of TAP Funding’s net assets exceeded the purchase consideration, a bargain purchase gain was recorded in December 2012 as follows:

Containers, net	$161,038
Net investment in direct financing and sales-type leases	4,120
Revolving credit facility	(108,471)
Other net assets	3,607

Net assets	$60,294

Net assets acquired by TL (1)	$33,825
Cash consideration	(20,532)
Reduced management fees	(3,852)

Bargain purchase gain	$9,441

(1)	In accordance with ASC 805, the control acquired by TL was calculated as TL’s ownership interest in TAP Funding’s common shares of 50.1% plus a control premium determined to be 12% of the noncontrolling interest in TAP Funding’s common shares of 49.9%.

The fair value of reduced management fees was recorded as a part of other liabilities on the consolidated balance sheets and is being amortized to management fees and eliminated entirely by net income attributable to the noncontrolling interest from the acquisition date (December 20, 2012) through January 1, 2019, the beginning of the period in which TL has an option to purchase TAP Funding under TAP Funding’s members agreement.

(4)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2013 and 2012 were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Fees from affiliated owners	$1,230	$976	$3,387	$4,000
Fees from unaffiliated owners	3,207	4,710	10,264	14,793

Fees from owners	4,437	5,686	13,651	18,793
Other fees	523	509	1,541	1,496

Total management fees	$4,960	$6,195	$15,192	$20,289

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at September 30, 2013 and December 31, 2012 consisted of the following:

	September 30,	December 31,
	2013	2012
Affiliated owners	$1,148	$1,665
Unaffiliated owners	12,214	11,553

Total due to owners, net	$13,362	$13,218

(5)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 111,921 and 97,780 containers under direct financing and sales-type leases as of September 30, 2013 and December 31, 2012, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the consolidated balance sheets as of September 30, 2013 and December 31, 2012 were as follows:

	September 30,	December 31,
	2013	2012
Future minimum lease payments receivable	$324,369	$252,616
Residual value of containers on sales-type leases	9,102	9,110
Less unearned income	(54,797)	(44,839)

Net investment in direct financing and sales-type leases	$278,674	$216,887

Amounts due within one year	$61,342	$43,253
Amounts due beyond one year	217,332	173,634

Net investment in direct financing and sales-type leases	$278,674	$216,887

The carrying value of TW’s net investment in direct financing and sales-type leases was $110,146 and $102,836 at September 30, 2013 and December 31, 2012, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of September 30, 2013, the aging would be as follows:

1-30 days past due	$36,809
31-60 days past due	20,420
61-90 days past due	3,564
Greater than 90 days past due	6,327

Total past due	67,120
Current	257,249

Total future minimum lease payments	$324,369

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance as of period end. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the nine months ended September 30, 2013 are as follows:

Balance as of December 31, 2012	$451
Additions charged to expense	43
Write-offs	(25)

Balance as of September 30, 2013	$469

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of September 30, 2013:

Twelve months ending September 30:
2014	$81,027
2015	76,669
2016	65,290
2017	54,980
2018 and thereafter	46,403

Total future minimum lease payments receivable	$324,369

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $5,436 and $2,758 for the three months ended September 30, 2013 and 2012, respectively, and $15,977 and $7,855 for the nine months ended September 30, 2013 and 2012, respectively.

(6)	Income Taxes

The Company’s effective income tax rates were 2.34% and -2.70% for the three months ended September 30, 2013 and 2012, respectively. The Company’s effective income tax rates were 5.19% and 3.41% for the nine months ended September 30, 2013 and 2012, respectively.

The Company released liabilities for unrecognized tax benefits and recognized tax provision reductions of $1,074 and $3,040 for the three months ended September 30, 2013 and 2012, respectively, due to the lapsing of certain statues of limitations.

In October of 2012, the Company received notification from the Internal Revenue Service (“IRS”) that the 2010 United States tax return for TGH’s subsidiary, Textainer Equipment Management (U.S.) (“TEMUS”) had been selected for examination. In April 2013, the IRS opened the 2011 United States tax return of TEMUS for examination and the Company received notification from the IRS on May 2, 2013 that they had completed their examination for both 2011 and 2010, making changes to taxable income for those years. These changes did not significantly alter the Company’s income tax for those years.

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. The examination is currently ongoing and to date, the Company has not been made aware of any proposed adjustments to taxable income for the year in question.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(7)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments

The following represents the Company’s debt obligations as of September 30, 2013 and December 31, 2012:

	September 30,	December 31,
	2013	2012
Revolving Credit Facilities, Bonds Payable and Secured Debt Facility
TL Revolving Credit Facility, weighted average variable interest at 1.72% and 1.76% at September 30, 2013 and December 31, 2012, respectively	$586,500	$352,500
TW Revolving Credit Facility, weighted average variable interest at 2.56% and 2.97% at September 30, 2013 and December 31, 2012, respectively	96,048	88,940
TAP Funding Revolving Credit Facility, weighted average variable interest at 3.96% at December 31, 2012	—	108,471
TAP Funding Revolving Credit Facility II, weighted average variable interest at 2.18% at September 30, 2013	118,500	—
2005-1 Bonds, variable interest at 0.71% and 0.74% at September 30, 2013 and December 31, 2012, respectively	85,833	124,458
2011-1 Bonds, fixed interest at 4.70%	310,000	340,000
2012-1 Bonds, fixed interest at 4.21%	343,333	373,333
2013-1 Bonds, fixed interest at 3.90%	299,363	—
TMCL II Secured Debt Facility, weighted average variable interest at 2.09% and 2.84% at September 30, 2013 and December 31, 2012, respectively	747,100	874,000

Total debt obligations	$2,586,677	$2,261,702

Amount due within one year	$161,300	$131,500

Amounts due beyond one year	$2,425,377	$2,130,202

Revolving Credit Facilities

TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”). On June 25, 2013, TL utilized an accordion feature in the TL Revolving Credit Facility and increased the total commitment from $600,000 to $700,000 (which includes a $50,000 letter of credit facility). The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility at September 30, 2013 was based either on the U.S. prime rate or LIBOR, plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. Total outstanding principal under the TL Revolving Credit Facility was $586,500 and $352,500 as of September 30, 2013 and December 31, 2012, respectively. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of September 30, 2013 and December 31, 2012.

The TL Revolving Credit Facility is secured by the Company’s containers and under the terms of the TL Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the TL Revolving Credit Facility, as limited by the Company’s borrowing base, was $95,776 as of September 30, 2013.

TGH acts as an unconditional guarantor of the TL Revolving Credit Facility. The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Revolving Credit Facility contains certain restrictive financial covenants on TGH’s leverage and interest coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at September 30, 2013. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

TW is party to a credit agreement, dated as of October 1, 2012, with WFC as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). The TW Revolving Credit Facility provides for payment of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility is based on one-month LIBOR plus a margin. The TW Revolving Credit Facility was amended on May 16, 2013 to reduce the margin from 2.75% to 2.375%. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024. Total outstanding principal under the TW Revolving Credit Facility was $96,048 and $88,940 as of September 30, 2013 and December 31, 2012, respectively.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $0 as of both September 30, 2013 and December 31, 2012.

The TW Revolving Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $117,800 as of September 30, 2013. The TW Revolving Credit Facility contains restrictive covenants, including limitations of TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TW’s overall Asset Base minimums, in which TW, TGH and TGH’s container management subsidiary were in full compliance at September 30, 2013.

At December 31, 2012, TAP Funding had a credit agreement with a bank effective May 1, 2012 that provided for a revolving credit facility with an aggregate commitment amount of up to $120,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, was either the Base Rate (as defined in TAP Funding’s original Credit Agreement) or one-month LIBOR plus 3.75% beginning on its inception date through its maturity date, October 31, 2015. There was a commitment fee of 0.625% on the unused portion of the TAP Funding Revolving Credit Facility, which was payable monthly in arrears. TAP Funding was required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeded TAP Funding’s borrowing base. The revolving credit period would have ended on October 31, 2014 and the aggregate loan principal balance would be due on the maturity date. Total outstanding principal under the TAP Funding Revolving Credit Facility was $108,471 as of December 31, 2012.

The TAP Funding Revolving Credit Facility was secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal could not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers, restricted cash and direct financing and sales-type leases.

On April 26, 2013, TAP Funding entered into a credit agreement with a group of banks that provides for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility II”). TAP Funding used proceeds from the TAP Funding Revolving Credit Facility II to terminate the TAP Funding Revolving Credit Facility and wrote-off $650 of unamortized debt issuance costs related to the termination of the TAP Funding Revolving Credit Facility in April 2013. The interest rate on the TAP Funding Revolving Credit Facility II, payable monthly in arrears, is one-month

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

LIBOR plus 2.00% beginning on its inception date through its maturity date, April 26, 2016. There is a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility II, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period ends on April 26, 2016 and the aggregate loan principal balance is due on the maturity date. Total outstanding principal under the TAP Funding Revolving Credit Facility II was $118,500 at September 30, 2013.

The TAP Funding Revolving Credit Facility II is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility II, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility II, as limited by TAP Funding’s borrowing base, was $16,115 at September 30, 2013.

The TAP Funding Revolving Credit Facility II is secured by a pledge of TAP Fundings assets. TAP Funding’s total assets amounted to $185,448 as of September 30, 2013. The TAP Funding Revolving Credit Facility II also contains restrictive covenants, including limitations on TGH’s container management subsidiary net income and debt levels, TAP Funding’s certain liens, indebtedness, investments, overall Asset Base minimums, certain earnings ratio, tangible net worth and the average age of TAP Funding’s container fleet, in which TAP Funding was in full compliance at September 30, 2013.

Bonds Payable and Secured Debt Facilities

In 2005, one of the Company’s subsidiaries, TMCL issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Based on the outstanding principal amount at September 30, 2013 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

In 2011, TMCL issued $400,000 aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at September 30, 2013 and under the 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

Act. The $400,000 in 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at September 30, 2013 and under the 10-year amortization schedule, $40,000 in 2012-1 Bond principal will amortize per year. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 15, 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Bonds were used to repay certain outstanding indebtedness of TMCL, in particular a portion of TMCL’s securitization facility (“TMCL Secured Debt Facility), and for general corporate purposes. The 2012-1 Notes are secured by a pledge of TMCL’s assets.

In September 2013, one of the Company’s wholly owned subsidiaries, Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda company), issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at September 30, 2013 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all,or a portion of, the principal balance of the 2013-1 Bonds prior to September 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The final target payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively. The 2013-1 Notes are secured by a pledge of TMCL III’s assets.

In May 2012, TMCL II, an asset owning subsidiary wholly owned by TL, entered into a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and it acquired a portion of the containers owned by TMCL. TMCL used proceeds it received from TMCL II for the containers to terminate the TMCL Secured Debt Facility. The TMCL II Secured Debt Facility provided for payments of interest only during the period from its inception until its Conversion Date (originally set at May 1, 2014), with a provision that if not renewed the TMCL II Secured Debt Facility would partially amortize over a five year period and then mature. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, was one-month LIBOR plus 2.625% during the revolving period prior to the Conversion Date. There was also a commitment fee of 0.75% on the unused portion of the TMCL II Secured Debt Facility, which was payable monthly in arrears.

On May 7, 2013, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to May 7, 2015, lowered the interest rate to one-month LIBOR plus 1.95%, payable monthly in arrears, during the revolving period prior to the Conversion Date and lowered the commitment fee to 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. The amendment also replaced the borrowing capacity of one of the TMCL II Secured Debt Facility lenders with another lender and, accordingly, the Company wrote off $245 of unamortized debt issuance costs in May 2013.

As of September 30, 2013, the additional amount available for borrowing under the TMCL II Secured Debt Facility, as limited by the Company’s borrowing base, was $0 and the total outstanding principal under the TMCL II Secured Debt Facility was $747,100.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

In August 2013, one of the Company’s wholly owned subsidiaries, Textainer Marine Containers IV Limited (“TMCL IV”) (a Bermuda company), entered into a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000. TMCL IV is required to make principal payment on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, is LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There is a commitment fee, which is payable monthly in arrears, of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Revolving Credit Facility are less than 50% of the total commitment and a designated bank’s commitment is more than $150,000; otherwise, the commitment fee is 0.50%. In addition, there is an agent’s fee, which is payable monthly in arrears. As of September 30, 2013, there had been no borrowings under the TMCL IV Revolving Credit Facility.

Under the terms of the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds, 2013-1 Bonds, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these six programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL, TMCL II, TMCL III and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant bond and secured debt facility indentures. The total obligations under the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds are secured by a pledge of TMCL’s assets. The total obligations under the 2013-1 Bonds are secured by a pledge of TMCL III’s assets. The total obligations under the TMCL II Secured Debt Facility are secured by a pledge of TMCL II’s assets. The total obligations under the TMCL IV Secured Debt Facility are secured by a pledge of TMCL IV’s assets. As of September 30, 2013, TMCL, TMCL II, TMCL III and TMCL IV’s total assets amounted to $1,174,654, $989,415, $397,946 and $2,995, respectively. The 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds, 2013-1 Bonds, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL, TMCL II, TMCL III and TMCL IV’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and TMCL, TMCL II, TMCL III and TMCL IV’s overall Asset Base minimums, for which TMCL, TMCL II, TMCL III, TMCL IV, TGH and TGH’s container management subsidiary were in compliance at September 30, 2013.

The following is a schedule by year, of future scheduled repayments, as of September 30, 2013:

	Twelve months ending September 30:
	2014	2015	2016	2017	2018 and thereafter	Total
TL Revolving Credit Facility	$—	$—	$—	$586,500	$—	$586,500
TW Revolving Credit Facility	—	—	—	—	96,048	96,048
TAP Funding Revolving Credit Facility	—	—	118,500	—	—	118,500
2005-1 Bonds	51,500	34,333	—	—	—	85,833
2011-1 Bonds	40,000	40,000	40,000	40,000	150,000	310,000
2012-1 Bonds	40,000	40,000	40,000	40,000	183,333	343,333
2013-1 Bonds (1)	30,090	30,090	30,090	30,090	180,540	300,900
TMCL II Secured Debt Facility	—	6,226	74,710	74,710	591,454	747,100

Total	$161,590	$150,649	$303,300	$771,300	$1,201,375	$2,588,214

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $1,537.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a five-year partially amortizing note payable.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of September 30, 2013:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.19% and 5.63% per annum, non-amortizing notional amounts, with termination dates through November 2015	$258,720
Interest rate swap contracts with several banks, with fixed rates between 0.41% and 3.36% per annum, amortizing notional amounts, with termination dates through May 2021	616,277

Total notional amount as of September 30, 2013	$874,997

During October 2013, the Company entered into an interest rate swap contract with a bank, with a fixed rate at 1.98% per annum, an amortizing notional amount with initial notional amount of $4,720 and a term from October 2, 2013 through July 15, 2023.

During October 2013, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.17% per annum, an amortizing notional amount of $44,000 and a term from October 15, 2013 through April 15, 2014.

During November 2013, the Company entered into an interest rate swap contract with a bank, with a fixed rate of 1.38% per annum, an amortizing notional amount with initial notional amount of $100,000 and a term from November 15, 2013 through November 15, 2018.

The Company’s interest rate swap and cap agreements had a fair value asset and a fair value liability of $429 and $4,968 as of September 30, 2013, respectively, and a fair value liability of $10,819 as of December 31, 2012, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at September 30, 2013. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap and cap agreements are included in interest rate swaps and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized gains on interest rate swaps and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(8)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and nine months ended September 30, 2013 and 2012, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

	Container	Container	Container
Three Months Ended September 30, 2013	Ownership	Management	Resale	Other	Eiminations	Totals
Lease rental income	$117,314	$320	$—	$—	$—	$117,634
Management fees to external customers	94	3,962	904	—	—	4,960
Inter-segment management fees	—	12,164	2,727	—	(14,891)	—
Trading container sales proceeds	—	—	3,537	—	—	3,537
Gains on sale of containers, net	6,516	—	—	—	—	6,516

Total revenue	$123,924	$16,446	$7,168	$—	$(14,891)	$132,647

Depreciation expense and container impairment	$43,427	$219	$—	$—	$(1,194)	$42,452

Interest expense	$20,091	$—	$—	$—	$—	$20,091

Unrealized gains on interest rate swaps and caps, net	$12	$—	$—	$—	$—	$12

Segment income (losses) before taxes and noncontolling interest	$32,038	$10,087	$2,775	$(609)	$(1,989)	$42,302

Total assets	$3,843,503	$113,590	$17,558	$4,792	$(82,269)	$3,897,174

Purchases of long-lived assets	$273,178	$39	$—	$—	$—	$273,217

	Container	Container	Container
Three Months Ended September 30, 2012	Ownership	Management	Resale	Other	Eiminations	Totals
Lease rental income	$97,259	$235	$—	$—	$—	$97,494
Management fees to external customers	—	5,107	1,088	—	—	6,195
Inter-segment management fees	—	11,578	1,623		(13,201)	—
Trading container sales proceeds	—	—	11,058	—	—	11,058
Gains on sale of containers, net	7,558	—	—	—	—	7,558

Total revenue	$104,817	$16,920	$13,769	$—	$(13,201)	$122,305

Depreciation expense and container impairment	$27,899	$203	$—	$—	$(1,161)	$26,941

Interest expense	$19,441	$—	$—	$—	$—	$19,441

Unrealized gains on interest rate swaps and caps, net	$1,111	$—	$—	$—	$—	$1,111

Segment income (losses) before taxes and noncontolling interest	$40,265	$8,926	$2,820	$(838)	$(2,138)	$49,035

Total assets	$3,061,472	$111,699	$15,586	$4,858	$(66,861)	$3,126,754

Purchases of long-lived assets	$272,165	$297	$—	$—	$—	$272,462

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Container	Container	Container
Nine Months Ended September 30, 2013	Ownership	Management	Resale	Other	Eiminations	Totals
Lease rental income	$345,359	$872	$—	$—	$—	$346,231
Management fees to external customers	281	12,213	2,698	—	—	15,192
Inter-segment management fees	—	34,763	7,577	—	(42,340)	—
Trading container sales proceeds	—	—	8,432	—	—	8,432
Gains on sale of containers, net	21,639	—	—	—	—	21,639

Total revenue	$367,279	$47,848	$18,707	$—	$(42,340)	$391,494

Depreciation expense and container impairment	$111,780	$651	$—	$—	$(3,463)	$108,968

Interest expense	$62,614	$—	$—	$—	$—	$62,614

Unrealized gains on interest rate swaps and caps, net	$6,280	$—	$—	$—	$—	$6,280

Segment income (losses) before taxes and noncontolling interest	$121,676	$26,480	$7,995	$(2,411)	$(4,001)	$149,739

Total assets	$3,843,503	$113,590	$17,558	$4,792	$(82,269)	$3,897,174

Purchases of long-lived assets	$585,008	$491	$—	$—	$—	$585,499

Nine Months Ended September 30, 2012	Container Ownership	Container Management	Container Resale	Other	Eiminations	Totals
Lease rental income	$276,481	$692	$—	$—	$—	$277,173
Management fees to external customers	—	16,976	3,313	—	—	20,289
Inter-segment management fees	—	34,289	5,338	—	(39,627)	—
Trading container sales proceeds	—	—	35,339	—	—	35,339
Gains on sale of containers, net	27,009	—	—	—	—	27,009

Total revenue	$303,490	$51,957	$43,990	$—	$(39,627)	$359,810

Depreciation expense and container impairment	$73,979	$585	$—	$—	$(3,242)	$71,322

Interest expense	$52,691	$—	$—	$—	$—	$52,691

Unrealized gains on interest rate swaps and caps, net	$3,184	$—	$—	$—	$—	$3,184

Segment income (losses) before taxes and noncontolling interest	$123,522	$27,567	$9,769	$(2,996)	$(7,797)	$150,065

Total assets	$3,061,472	$111,699	$15,586	$4,858	$(66,861)	$3,126,754

Purchases of long-lived assets	$794,551	$643	$—	$—	$—	$795,194

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container management and Container resale segments and the Container ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

(9)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TW Revolving Credit Facility, TAP Funding Revolving Credit Facility, TAP Funding Revolving Credit Facility II, 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds, 2013-1 Bonds, TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility. The total balance of these restricted cash accounts was $68,120 and $54,945 as of September 30, 2013 and December 31, 2012, respectively.

(b)	Container Commitments

At September 30, 2013, the Company had placed orders with manufacturers for containers to be delivered subsequent to September 30, 2013 in the total amount of $14,892.

(10)	Share Option and Restricted Share Unit Plan

As of September 30, 2013, the Company maintained one active share option and restricted share unit plan, the 2007 Share Incentive Plan (“2007 Plan”). The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, TGH’s board of directors approved an increase in the number of shares available for future issuance by 1,468,500, which was approved by TGH’s shareholders at the annual meeting of shareholders on May 19, 2010. At September 30, 2013, 1,135,845 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% per year for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010 and thereafter, each employee’s restricted share units vest in increments of 25% per year. Restricted share units granted to directors fully vest one year after their grant date.

Share-based compensation expense for the three months ended September 30, 2013 and 2012 of $1,338 and $1,820, respectively, and for the nine months ended September 30, 2013 and 2012 of $3,895 and $6,010, respectively, was recorded as a part of long-term incentive compensation expense in the condensed consolidated statements of comprehensive income for share options and restricted share units awarded to employees under the 2007 Plan.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a summary of activity in the Company’s 2007 Plan for the nine months ended September 30, 2013:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2012	965,928	$21.87
Options granted during the period	—	$—
Options exercised during the period	(156,970)	$17.99
Options forfeited during the period	(29,262)	$26.63

Balances, September 30, 2013	779,696	$22.47

Options exercisable at September 30, 2013	354,085	$16.98

Options vested and expected to vest at September 30, 2013	754,404	$22.28

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2012	1,011,406	$19.13
Share units granted during the period	9,585	$35.83
Share units vested during the period	(442,499)	$15.39
Share units forfeited during the period	(42,135)	$21.51

Balances, September 30, 2013	536,357	$22.29

Share units outstanding and expected to vest at September 30, 2013	507,131	$21.08

As of September 30, 2013, $9,572 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.1 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $37.87 per share as of September 30, 2013 was $7,397. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of September 30, 2013. The aggregate intrinsic value of all options exercised during the nine months ended September 30, 2013, based on the closing share price on the date each option was exercised was $3,137.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements —(Continued)

September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes information about share options exercisable and outstanding at September 30, 2013:

	Share options exercisable		Share options outstanding
	Number of shares (in thousands)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
Range of per-share exercise prices:
$7.10	67,308	$7.10	67,308	$7.10
$16.50	158,185	16.50	158,185	16.50
$16.97	64,159	16.97	111,702	16.97
$28.05	—	—	185,371	—
$28.26	38,306	28.26	105,759	28.26
$28.54	23,627	28.54	141,371	28.54
$31.34	2,500	31.34	10,000	31.34

	354,085	$16.98	779,696	$22.47

The weighted average contractual life of share options exercisable and share options outstanding as of September 30, 2013 was 5.25 years and 6.85 years, respectively.

(11)	Subsequent Events

Dividend

On October 31, 2013, TGH’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on TGH’s issued and outstanding common shares, payable on November 26, 2013 to shareholders of record as of November 19, 2013.

Other Subsequent Events

See Note 7 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments” for other subsequent events.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2013 (our “2012 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of approximately 2.0 million containers, representing approximately 3.0 million TEU as of September 30, 2013. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 shipping lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 25 years.

We have provided an average of more than 181,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 80,000 containers per year for the last five years to more than 1,200 customers.

We provide our services worldwide via an international network of regional and area offices and independent depots. Trencor, a company publicly traded on the JSE Limited in Johannesburg, South Africa, and its affiliates currently have beneficial interest in 48% of our issued and outstanding common shares.

We operate our business in three core segments:

Container Ownership. As of September 30, 2013, we owned containers accounting for approximately 75% of our fleet.

Container Management. As of September 30, 2013, we managed containers on behalf of 16 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of September 30, 2013, managed containers account for approximately 25% of our fleet.

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of September 30, 2013:

	Standard Dry Freight	Refrigerated	Other Specialized	Total	Percent of Total Fleet
TEU
Owned	2,103,112	69,800	54,363	2,227,275	75.0%
Managed	721,451	12,492	10,370	744,313	25.0%

Total fleet	2,824,563	82,292	64,733	2,971,588	100.0%

CEU
Owned	1,876,811	286,085	79,405	2,242,301	75.8%
Managed	647,078	50,577	18,063	715,718	24.2%

Total fleet	2,523,889	336,662	97,468	2,958,019	100.0%

Our fleet as of September 30, 2013, by lease type, as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	76.5%
Master leases	14.2%
Direct financing and sales-type leases	6.4%
Spot leases	2.9%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2013 and 2012:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Utilization	94.1%	97.9%	94.7%	97.4%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated for held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense and container impairment, interest expense, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	the creditworthiness of our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2012 Form 20-F.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2013 and 2012

The following table summarizes our total revenues for the three and nine months ended September 30, 2013 and 2012 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2013	2012	2013 and 2012	2013	2012	2013 and 2012
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$117,634	$97,494	20.7%	$346,231	$277,173	24.9%
Management fees	4,960	6,195	(19.9%)	15,192	20,289	(25.1%)
Trading container sales proceeds	3,537	11,058	(68.0%)	8,432	35,339	(76.1%)
Gain on sale of containers, net	6,516	7,558	(13.8%)	21,639	27,009	(19.9%)

Total revenues	$132,647	$122,305	8.5%	$391,494	$359,810	8.8%

Lease rental income for the three months ended September 30, 2013 increased $20,140 (20.7%) compared to the three months ended September 30, 2012, primarily due to a 28.5% increase in our owned fleet size, partially offset by a 3.9% decrease in per diem rental rates and a 3.6 percentage point decrease in utilization for our owned fleet. Lease rental income for the nine months ended September 30, 2013 increased $69,058 (24.9%) compared to the nine months ended September 30, 2012, primarily due to a 32.6% increase in our owned fleet size, partially offset by a 2.8 percentage point decrease in utilization for our owned fleet and a 2.3% decrease in per diem rental rates.

Management fees for the three months ended September 30, 2013 decreased $1,235 (-19.9%) compared to the three months ended September 30, 2013 primarily due to a $1,568 decrease resulting from a 23.0% decrease in the size of the managed fleet and a $201 decrease in sales commissions, partially offset by a $425 increase in acquisition fees due to an increase in managed container purchases. Management fees for the nine months ended September 30, 2013 decreased $5,097 (-25.1%) compared to the nine months ended September 30, 2012 primarily due to a $3,931 decrease resulting from a 25.5% decrease in the size of the managed fleet, a $826 decrease in acquisition fees due to fewer managed container purchases and a $632 decrease in sales commissions.

Trading container sales proceeds for the three months ended September 30, 2013 decreased $7,521 (-68.0%) compared to the three months ended September 30, 2012 due to a $7,204 decrease resulting from a 68.4% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $317 increase due to an increase in average sales proceeds per container. Trading container sales proceeds for the nine months ended September 30, 2013 decreased $26,907 (-76.1%) compared to the nine months ended September 30, 2012 due to a $26,140 decrease resulting from a 76.1% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $767 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, net for the three months ended September 30, 2013 decreased $1,042 (-13.8%) compared to the three months ended September 30, 2012 due to a $8,090 decrease resulting from a decrease in average sales proceeds of $437 per unit and a $93 decrease resulting from a decrease in average net gains on sales-type leases of $145 per unit, partially offset by a $7,133 increase due to a 97.1% increase in the number of containers sold and a $8 increase resulting from 688 containers placed on sales-type leases for the three months ended September 30, 2013 compared to 642 containers placed on sales-type leases for the three months ended September 30, 2012. Gain on sale of containers, net for the nine months ended September 30, 2013 decreased $5,370 (-19.9%) compared to the nine months ended September 30, 2012 due to a $11,213 decrease resulting from a decrease in average sales proceeds of $220 per unit, a $3,572 decrease resulting from a decrease in average net gains on sales-type leases of $570 per unit and a $870 decrease resulting from 1,482 containers placed on sales-type leases for the nine months ended September 30, 2013 compared to 6,264 containers placed on sales-type leases for the nine months ended September 30, 2012, partially offset by a $10,285 increase due to a 46.1% increase in the number of containers sold.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2013 and 2012 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2013	2012	2013 and 2012	2013	2012	2013 and 2012
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$10,799	$5,425	99.1%	$29,937	$17,589	70.2%
Cost of trading containers sold	3,279	9,911	(66.9%)	7,489	31,043	(75.9%)
Depreciation expense and container impairment	42,452	26,941	57.6%	108,968	71,322	52.8%
Amortization expense	1,097	1,275	(14.0%)	3,272	3,880	(15.7%)
General and administrative expense	5,541	5,496	0.8%	18,145	17,041	6.5%
Short-term incentive compensation (benefit) expense	(253)	1,159	(121.8%)	1,119	3,473	(67.8%)
Long-term incentive compensation expense	1,164	1,551	(25.0%)	3,378	5,229	(35.4%)
Bad debt expense, net	4,251	682	523.3%	6,738	3,143	114.4%

Total operating expenses	$68,330	$52,440	30.3%	$179,046	$152,720	17.2%

Direct container expense for the three months ended September 30, 2013 increased $5,374 (99.1%) compared to the three months ended September 30, 2012 primarily due to a decrease in utilization for our owned fleet and an increase in the size of our owned fleet and included a $3,702 increase in storage expense, a $781 increase in handling expense, a $531 increase in maintenance expense and a $218 increase in Damage Protection Plan (“DPP”) repair expense. Direct container expense for the nine months ended September 30, 2013 increased $12,348 (70.2%) compared to the nine months ended September 30, 2012 primarily due to a decrease in utilization for our owned fleet and an increase in the size of our owned fleet and included a $8,457 increase in storage expense, a $1,463 increase in handling expense, a $964 increase in DPP repair expense and a $922 increase in maintenance expense.

Cost of trading containers sold for the three months ended September 30, 2013 decreased $6,632 (-66.9%) compared to the three months ended September 30, 2012 due to a $6,776 decrease resulting from a 68.4% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell, partially offset by a $144 increase due to a 4.6% increase in the average cost per unit of containers sold. Cost of trading containers sold for the nine months ended September 30, 2013 decreased $23,554 (-75.9%) compared to the nine months ended September 30, 2012 due to a $23,613 decrease resulting from a 76.1% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell, partially offset by a $59 increase resulting from a 0.8% increase in the average cost per unit of containers sold.

Depreciation expense and container impairment for the three months ended September 30, 2013 increased $15,511 (57.6%) compared to the three months ended September 30, 2012 due to a $16,765 increase resulting from an increase in fleet size and an impairment of $4,686 for containers that were economically unrecoverable from lessees in default, partially offset by a $5,940 decrease due to an increase in the estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers. We have experienced a significant increase in the useful lives of our containers over the past few years as we have entered into leases with longer terms and container prices had increased resulting in shipping lines leasing containers for longer periods. Based on this extended period of longer useful lives and our expectations that new equipment lives will remain near recent levels, we increased the estimated useful lives of our non-refrigerated containers from 12 years to 13 years, effective January 1, 2013. Depreciation expense and container impairment for the nine months ended September 30, 2013 increased $37,646 (52.8%) compared to the nine months ended September 30, 2012 due to a $52,040 increase resulting from an increase in fleet size and an impairment of $4,686 for containers that were economically unrecoverable from lessees in default, partially offset by a $19,080 decrease due to an increase in the estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Amphibious Container Leasing Limited; Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited; Capital Lease Limited, Hong Kong (“Capital”); and Gateway Management Services Limited (“Gateway”). Amortization expense decreased $178 (-14.0%) and $608 (-15.7%) for the three and nine months ended September 30, 2013 compared to the three and nine months ended September 30, 2012, respectively, primarily due to the August and September 2012 acquisitions of a portion of the Capital and Gateway fleets.

General and administrative expense increased $45 (0.8%) for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 primarily due to a $159 increase in compensation costs, partially offset by a $85 decrease in travel costs. General and administrative expense increased $1,104 (6.5%) for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to a $405 increase in compensation costs, a $356 increase in professional fees and a $206 increase in travel costs.

Short-term incentive compensation (benefit) expense changed from an expense of $1,159 for the three months ended September 30, 2012 to a benefit of $253 for the three months ended September 30, 2013 due to a decrease in the expected incentive compensation awards for fiscal year 2013 during the three months ended September 30, 2013 compared to the six months ended June 30, 2013 and due to lower expected incentive compensation awards for fiscal year 2013 compared to fiscal year 2012. Short-term incentive compensation expense decreased $2,354 (-67.8%) for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 due to lower expected incentive compensation awards for fiscal year 2013 compared to fiscal year 2012.

Long-term incentive compensation expense decreased $387 (-25.0%) and $1,851 (-35.4%) for the three and nine months ended September 30, 2013 compared to the three and nine months ended September 30, 2012, respectively, primarily due to an adjustment to forfeiture rates in January 2013, partially offset by an increase due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan (“2007 Plan”) in November 2012.

Bad debt expense, net increased $3,569 (523.3%) for the three months ended September 30, 2013 compared to the three months ended September 30, 2012 primarily due to a provision of $3,344 during the three months ended September 30, 2013 resulting from the bankruptcy of one customer and the default of two additional customers. Bad debt expense, net increased $3,595 (114.4%) for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily due to a provision of $4,778 during the nine months ended September 30, 2013 resulting from the bankruptcy of one customer and the default of two additional customers, partially offset by collections on accounts during the nine months ended September 30, 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012.

The following table summarizes other income (expense) for the three and nine months ended September 30, 2013 and 2012 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2013	2012	2013 and 2012	2013	2012	2013 and 2012
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(20,091)	$(19,441)	3.3%	$(62,614)	$(52,691)	18.8%
Interest income	31	40	(22.5%)	100	103	(2.9%)
Realized losses on interest rate swaps and caps, net	(1,963)	(2,543)	(22.8%)	(6,442)	(7,622)	(15.5%)
Unrealized gains on interest rate swaps and caps, net	12	1,111	(98.9%)	6,280	3,184	97.2%
Other, net	(4)	3	(233.3%)	(33)	1	(3400.0%)

Net other	$(22,015)	$(20,830)	5.7%	$(62,709)	$(57,025)	10.0%

Interest expense for the three months ended September 30, 2013 increased $650 (3.3%) compared to the three months ended September 30, 2012 due to a $6,746 increase resulting from an increase in average debt balances of $637,988, partially offset by a $6,096 decrease due to a decrease in average interest rates on the Company’s debt of 0.98 percentage points. Interest expense for the nine months ended September 30, 2013 increased $9,923 (18.8%) compared to the nine months ended September 30, 2012. Interest expense for the nine months ended September 30, 2013 included the write-off of unamortized debt issuance costs of $650 and $245 related to the termination of TAP Funding Ltd.’s (“TAP Funding”) revolving credit facility and the amendment of Textainer Marine Containers II Limited’s (“TMCL II”) secured debt facility, respectively, and interest expense for the nine months ended September 30, 2012 included the write-off of unamortized debt issuance costs of $1,463 related to the termination of Textainer Marine Containers Limited’s (“TMCL”) secured debt facility. After taking into account the write-off of unamortized debt issuance costs, the increase in interest expense for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 was due to a $22,481 increase resulting from an increase in average debt balances of $733,650, partially offset by a $11,990 decrease due to a decrease in average interest rates on the Company’s debt of 0.66 percentage points.

Realized losses on interest rate swaps and caps, net for the three months ended September 30, 2013 decreased $580 (-22.8%) compared to the three months ended September 30, 2012 due to a $1,122 decrease resulting from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.75 percentage points, partially offset by a $542 increase due to an increase in average interest rate swap notional amounts of $105,708. Realized losses on interest rate swaps and caps, net for the nine months ended September 30, 2013 decreased $1,180 (-15.5%) compared to the nine months ended September 30, 2012 due to a $2,525 decrease resulting from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.57 percentage points, partially offset by a $1,345 increase due to an increase in average interest rate swap notional amounts of $88,405.

Unrealized gains on interest rate swaps and caps, net for the three months ended September 30, 2013 decreased $1,099 (-98.9%) compared to the three months ended September 30, 2012 due to a smaller decrease in the net fair value liability of interest rate swap agreements held during the three months ended September 30, 2013 compared to the decrease in the net fair value liability of interest rate swaps held during the three months ended September 30, 2012. The decrease in the net fair value liability of interest rate swaps held for three months ended September 30, 2013 was due to a decrease in long-term interest rates and an increase in the notional amount of interest rate swaps held. The decrease in the net fair value liability of interest rate swaps held during the three months ended September 30, 2012 was due to a decrease in long-term interest rates during the three months ended September 30, 2012, partially offset by a decrease in the notional amount of interest rate swaps held. Unrealized gains on interest rate swaps and caps, net for the nine months ended September 30, 2013 increased $3,096 (97.2%) compared to the nine months ended September 30, 2012 due to a larger decrease in the net fair value liability of interest rate swap agreements held during the nine months ended September 30, 2013 compared to the decrease in the net fair value liability of interest rate swaps held during the nine months ended September 30, 2012. The decrease in the net fair value liability of interest rate swaps held during the nine months ended

September 30, 2013 was due to an increase in the notional amount of interest rate swaps held, partially offset by an increase in long-term interest rates. The decrease in the net fair value liability of interest rate swaps held during the nine months ended September 30, 2012 was due to a decrease in long-term interest rates, partially offset by a decrease in the notional amount of interest rate swaps held.

The following table summarizes income tax expense and net loss (income) attributable to the noncontrolling interest for the three and nine months ended September 30, 2013 and 2012 and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2013	2012	2013 and 2012	2013	2012	2013 and 2012
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense (benefit)	$988	$(1,324)	(174.6%)	$7,769	$5,121	51.7%
Net (income) loss attributable to the noncontrolling interest	$(1,199)	$299	(501.0%)	$(4,706)	$1,433	(428.4%)

Income tax expense (benefit) changed from an income tax benefit of $1,324 for the three months ended September 30, 2012 to an income tax expense of $988 for the three months ended September 30, 2013. Income tax expense increased $2,648 (51.7%) for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. During the three months ended September 30, 2013 and 2012, the Company released liabilities for unrecognized tax benefits of $1,074 and $3,040, respectively, due to the lapsing of certain statutes of limitation. The remaining changes in income tax expense (benefit) for the three and nine months ended September 30, 2013 compared to the three and nine months ended September 30, 2012 were primarily due to a higher effective tax rate for 2013 compared to 2012.

In October of 2012, the Company received notification from the Internal Revenue Service (“IRS”) that the 2010 United States tax return for TGH’s subsidiary, Textainer Equipment Management (U.S.) (“TEMUS”) had been selected for examination. In April 2013, the IRS opened the 2011 United States tax return of TEMUS for examination and the Company received notification from the IRS that they had completed their examination for both 2011 and 2010, making changes to taxable income for those years. These changes did not significantly alter the Company’s income tax for those years.

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. The examination is currently ongoing and to date, the Company has not been made aware of any proposed adjustment to taxable income for the year in question.

Net income attributable to the noncontrolling interest for the three and nine months ended September 30, 2013 represents the noncontrolling interest’s portion of TW Container Leasing Ltd. (“TW”) and TAP Funding’s net income for the period. Net loss attributable to the noncontrolling interest for the three and nine months ended September 30, 2012 represents the noncontrolling interest’s portion of TW’s net loss for the period. TW is a joint venture between Textainer Limited (“TL”), TGH’s wholly owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. TL purchased all of its common shares of TAP Funding on December 20, 2012.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three and nine months ended September 30, 2013 and 2012 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change	Nine Months Ended		% Change
	September 30,		Between	September 30,		Between
	2013	2012	2013 and 2012	2013	2012	2013 and 2012
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$32,038	$40,265	(20.4%)	$121,676	$123,522	(1.5%)
Container Management	10,087	8,926	13.0%	26,480	27,567	(3.9%)
Container Resale	2,775	2,820	(1.6%)	7,995	9,769	(18.2%)
Other	(609)	(838)	(27.3%)	(2,411)	(2,996)	(19.5%)
Eliminations	(1,989)	(2,138)	(7.0%)	(4,001)	(7,797)	(48.7%)

	$42,302	$49,035		$149,739	$150,065

Income before income tax and noncontrolling interest attributable to the Container Ownership segment for the three months ended September 30, 2013 decreased $8,227 (-20.4%) compared to the three months ended September 30, 2012. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(15,528	)(1)
Increase in direct container expense	(7,283	)(2)
Increase in bad debt expense	(3,567	)(3)
Decrease in unrealized gains on interest rate swaps and caps, net	(1,099	)(4)
Decrease in gain on sale of containers, net	(1,042	)(5)
Increase in lease rental income	20,055	(6)
Other	237

	$(8,227)

(1)	The increase in depreciation expense and container impairment was due to a $16,782 increase in fleet size and an impairment of $4,686 for containers that were economically unrecoverable from lessees in default, partially offset by a $5,940 decrease due to an increase in the estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers.
(2)	The increase in direct container expense was primarily due to a decrease in utilization for our owned fleet. The increase in direct container expense included increases in inter-segment sales commissions and management fees of $1,104 and $607, respectively, paid to our Container Resale and Container Management segments, respectively, due to an increase in the volume of owned container sales and an increase in the size of the owned fleet. Inter-segment management fees and sales commissions are eliminated in consolidation.
(3)	The increase in bad debt expense was primarily due to a provision of $3,344 during the three months ended September 30, 2013 resulting from the bankruptcy of one customer and the default of two additional customers.
(4)	The decrease in unrealized gains on interest rate swaps and caps, net was due to smaller decrease in the net fair value liability of interest rate swap agreements held during the three months ended September 30, 2013 compared to the decrease in the net fair value liability of interest rate swaps held during the three months ended September 30, 2012. The decrease in the net fair value liability of interest rate swaps held for three months ended September 30, 2013 was due to a decrease in long-term interest rates and an increase in the notional amount of interest rate swaps held. The decrease in the net fair value liability of interest rate swaps held during the three months ended September 30, 2012 was due to a decrease in long-term interest rates during the three months ended September 30, 2012, partially offset by a decrease in the notional amount of interest rate swaps held.

(5)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $437 per unit and a decrease in average net gains on sales-type leases of $145 per unit, partially offset by a 97.1% increase in the number of containers sold and a 7.2% increase in the number of containers placed on sales-type leases.
(6)	The increase in lease rental income was primarily due to a 28.5% increase in our owned fleet size, partially offset by a 3.9% decrease in per diem rental rates and a 3.6 percentage point decrease in utilization for our owned fleet.

Income before income tax and noncontrolling interest attributable to the Container Ownership segment for the nine months ended September 30, 2013 decreased $1,846 (-1.5%) compared to the nine months ended September 30, 2012. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(37,801	)(1)
Increase in direct container expense	(18,732	)(2)
Increase in interest expense	(9,923	)(3)
Decrease in gain on sale of containers, net	(5,370	)(4)
Increase in bad debt expense	(3,603	)(5)
Increase in lease rental income	68,878	(6)
Increase in unrealized gains on interest rate swaps and caps, net	3,096	(7)
Decrease in realized losses on interest rate swaps and caps, net	1,180	(8)
Other	429

	$(1,846)

(1)	The increase in depreciation expense and container impairment was due to a $51,911 increase resulting from an increase in fleet size and an impairment of $4,970 for containers that were economically unrecoverable from lessees in default, partially offset by a $19,080 decrease due to an increase in the estimated useful lives used in the calculation of depreciation expense for non-refrigerated containers.
(2)	The increase in direct container expense was primarily due to a decrease in utilization for our owned fleet. The increase in direct container expense included increases in inter-segment management fees and sales commissions of $3,843 and $2,239, respectively, paid to our Container Management and Container Resale segments, respectively, due to an increase in the size of the owned fleet and an increase in the volume of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.
(3)	The increase in interest expense was due to an increase in average debt balances of $733,650, partially offset by a decrease in average interest rates of 0.66 percentage points and a decrease in the write-off of unamortized debt issuance costs of $568.
(4)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $220 per unit, a decrease in average net gains on sales-type leases of $570 per unit and a 76.3% decrease in the number of containers placed on sales-type leases, partially offset by a 46.1% increase in the number of containers sold.
(5)	The increase in bad debt expense was primarily due to a provision of $4,778 during the nine months ended September 30, 2013 resulting from the bankruptcy of one customer and the default of two additional customers, partially offset by collections on accounts during the nine months ended September 30, 2013 that had previously been included in the allowance for doubtful accounts at December 31, 2012.
(6)	The increase in lease rental income was primarily due to a 32.6% increase in our owned fleet size, partially offset by a 2.8 percentage point decrease in utilization for our owned fleet and a 2.3% decrease in per diem rental rates.
(7)

The increase in unrealized gains on interest rate swaps and caps, net was due to a larger decrease in the net fair value liability of interest rate swap agreements held during the nine months ended September 30, 2013 compared to the decrease in the net fair value liability of interest rate swaps held during the nine months ended September 30, 2012. The decrease in the net fair value liability of interest rate swaps held during the nine months ended September 30, 2013 was due to an increase in the notional amount of interest rate swaps held, partially offset by an increase in long-term interest rates. The decrease in the net fair value liability of interest rate swaps held during the nine months ended September 30, 2012 was due to a decrease in long-term interest rates, partially offset by a decrease in the notional amount of interest rate swaps held.
(8)	The decrease in realized losses on interest rate swaps and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed rates paid on interest rate swaps of 0.57 percentage points, partially offset by an increase in average interest rate swap notional amounts of $88,405.

Income before income tax and noncontrolling interest attributable to the Container Management segment for the three months ended September 30, 2013 increased $1,161 (13.0%) compared to the three months ended September 30, 2012. The following table summarizes the variances included within this increase:

Decrease in short-term incentive compensation (benefit) expense	$1,323	(1)
Decrease in amortization expense	154	(2)
Decrease in long-term incentive compensation expense	138	(3)
Decrease in management fees	(559	)(4)
Other	105

	$1,161

(1)	Short-term incentive compensation (benefit) expense changed from an expense of $1,159 for the three months ended September 30, 2012 to a benefit of $253 for the three months ended September 30, 2013 due to a decrease in the expected incentive compensation awards for fiscal year 2013 during the three months ended September 30, 2013 compared to the six months ended June 30, 2013 and due to lower expected incentive compensation awards for fiscal year 2013 compared to fiscal year 2012.
(2)	The decrease in amortization expense was primarily due to the August and September 2012 acquisitions of a portion of the Capital and Gateway fleets.
(3)	The decrease in long-term incentive compensation expense was primarily due to an adjustment to forfeiture rates in January 2013, partially offset by an increase due to additional share options and restricted share units that were granted under our 2007 Plan in November 2012.
(4)	The decrease in management fees was primarily due to a $1,145 decrease in management fees from external customers primarily due to a 23.0% decrease in the size of the managed fleet due to acquisitions of managed containers discussed above, partially offset by a $607 increase in inter-segment management fees received from our Container Ownership segment due to an increase in the amount of owned container purchases. Inter-segment management fees are eliminated in consolidation.

Income before income tax and noncontrolling interest attributable to the Container Management segment for the nine months ended September 30, 2013 decreased $1,087 (-3.9%) compared to the nine months ended September 30, 2012. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(4,289	)(1)
Increase in overhead expenses	(584	)(2)
Decrease in short-term incentive compensation expense	2,176	(3)
Decrease in long-term incentive compensation expense	935	(4)
Decrease in amortization expense	538	(5)
Other	137

	$(1,087)

(1)	The decrease in management fees was primarily due to a $4,763 decrease in management fees from external customers primarily due to a 25.5% decrease in the size of the managed fleet due to acquisitions of managed containers discussed below and a $3,437 decrease in inter-segment acquisition fees received from our Container Ownership segment primarily due to a decrease in the amount of owned container purchases, partially offset by a $3,843 increase in inter-segment management fees received from our Container Ownership segment due to the increased size of the owned container fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(2)	The increase in overhead expenses was primarily due to an increase in compensation costs, professional fees and travel costs.
(3)	The decrease in short-term incentive compensation expense was due to a lower expected incentive compensation award for fiscal year 2013 compared to fiscal year 2012
(4)	The decrease in long-term incentive compensation expense was primarily due to an adjustment to forfeiture rates in January 2013, partially offset by an increase due to additional share options and restricted share units that were granted under our 2007 Plan in November 2012.
(5)	The decrease in amortization expense was primarily due to the August and September 2012 acquisitions of a portion of the Capital and Gateway fleets.

Income before income tax and noncontrolling interest attributable to the Container Resale segment for the three months ended September 30, 2013 decreased $45 (-1.6%) compared to the three months ended September 30, 2012. The following table summarizes the variances included within this decrease:

Decrease in gains on container trading, net	$(889	)(1)
Increase in bad debt expense	(247	)(2)
Increase in management fees	920	(3)
Decrease in short-term incentive compensation expense	89	(4)
Other	82

	$(45)

(1)	The decrease in gains on container trading, net was primarily due to a 68.4% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell.
(2)	The increase in bad debt expense was primarily due to management’s assessment during the three months ended September 30, 2013 that the financial condition of certain lessees and their ability to make required payments had deteriorated.
(3)	The increase in management fees was due to an increase in sales commissions resulting from an increase in inter-segment sales commissions of $1,104 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, partially offset by a $184 decrease in sales commissions to external customers primarily due to a decrease in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

(4)	The decrease in short-term incentive compensation expense was due to a lower expected incentive compensation award for fiscal year 2013 compared to 2012.

Income before income tax and noncontrolling interest attributable to the Container Resale segment for the nine months ended September 30, 2013 decreased $1,774 (-18.2%) compared to the nine months ended September 30, 2012. The following table summarizes the variances included within this decrease:

Decrease in gains on container trading, net	$(3,353	)(1)
Increase in management fees	1,624	(2)
Other	(45)

	$(1,774)

(1)	The decrease in gains on container trading, net was primarily due to a 76.1% decrease in unit sales resulting from a decrease in the number of trading containers that we were able to source and sell.
(2)	The increase in management fees was due to an increase in sales commissions resulting from an increase in inter-segment sales commissions of $2,239 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, partially offset by a $615 decrease in sales commissions to external customers primarily due to a decrease in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

Loss before income tax and noncontrolling interest attributable to Other activities unrelated to our reportable business segments for the three months ended September 30, 2013 decreased $229 (-27.3%) compared to the three months ended September 30, 2012 primarily due to a $216 decrease in long-term incentive compensation expense resulting from an adjustment to forfeiture rates in January 2013, partially offset by an increase due to additional share options and restricted share units that were granted under our 2007 Plan in November 2012.

Loss before income tax and noncontrolling interest attributable to Other activities unrelated to our reportable business segments for the nine months ended September 30, 2013 decreased $585 (-19.5%) compared to the nine months ended September 30, 2012 primarily due to a $755 decrease in long-term incentive compensation expense resulting from an adjustment to forfeiture rates in January 2013, partially offset by an increase due to additional share options and restricted share units that were granted under our 2007 Plan in November 2012, partially offset by a $164 increase in overhead costs primarily due to an increase in professional fees.

Segment eliminations for the three months ended September 30, 2013 decreased $149 (-7.0%) compared to the three months ended September 30, 2012. This decrease primarily consisted of a $260 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $117 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment.

Segment eliminations for the nine months ended September 30, 2013 decreased $3,796 (-48.7%) compared to the nine months ended September 30, 2012. This decrease primarily consisted of a $3,437 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 68% and 66% of our direct container expenses for the three and nine months ended September 30, 2013 were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2012 Form 20-F. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three and nine months ended September 30, 2013, our non-U.S. operating expenses were spread among 16 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of September 30, 2013, we had cash and cash equivalents of $136,946. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) proceeds from the issuance of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) and Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”), (4) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL II (the “TMCL II Secured Debt Facility”) and TMCL (the “TMCL Secured Debt Facility”), (5) borrowings under the revolving credit facilities extended to TL, TW and TAP Funding (the “TL Revolving Credit Facility”, “TW Revolving Credit Facility”, “TAP Funding Revolving Credit Facility” and “TAP Funding Revolving Credit Facility II”, respectively) and (6) proceeds from the issuance of common shares in a public offering. As of September 30, 2013, we had the following outstanding borrowings and borrowing capacities under the TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility II, the TMCL II Secured Debt Facility, the Textainer Marine Containers IV Limited Secured Debt Facility (the “TMCL IV Secured Debt Facility”), TMCL’s variable rate amortizing bonds (the “2005-1 Bonds”) and Series 2011-1 Fixed Asset Backed Notes (the “2011-1 Bonds”), the 2012-1 Bonds and Textainer Marine III Container’s 2013-1 Fixed Asset Backed Notes (the “2013-1 Bonds”) (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TL Revolving Credit Facility	$586,500	$113,500	$700,000	$586,500	$95,776	$682,276
TW Revolving Credit Facility	96,048	153,952	250,000	96,048	—	96,048
TAP Funding Revolving Credit Facility II	118,500	51,500	170,000	118,500	16,115	134,615
TMCL II Secured Debt Facility	747,100	452,900	1,200,000	747,100	—	747,100
TMCL IV Secured Debt Facility	—	300,000	300,000	—	—	—
2005-1 Bonds	85,833	—	85,833	85,833	—	85,833
2011-1 Bonds	310,000	—	310,000	310,000	—	310,000
2012-1 Bonds	343,333	—	343,333	343,333	—	343,333
2013-1 Bonds	299,363	—	299,363	299,363	—	299,363

Total	$2,586,677	$1,071,852	$3,658,529	$2,586,677	$111,891	$2,698,568

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At September 30, 2013, cumulative earnings of approximately $26,382 would be subject to income taxes of approximately $7,914 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The disruption in the credit markets in 2008 and 2009 had a significant adverse impact on a number of financial institutions. To date, our liquidity has not been materially impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TL Revolving Credit Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility II, the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the 2005-1 Bonds, the 2011-1 Bonds, the 2012-1 Bonds and the 2013-1 Bonds require us to comply with certain financial and nonfinancial covenants. As of September 30, 2013, we were in compliance with all of the applicable covenants.

On October 31, 2013, TGH’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on TGH’s issued and outstanding common shares, payable on November 26, 2013 to shareholders of record as of November 19, 2013.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended		% Change
	September 30,		Between
	2013	2012	2013 and 2012
	(Dollars in thousands)
Net income	$141,970	$144,944	-2.1%
Adjustments to reconcile net income to net cash provided by operating activities	79,929	42,165	89.6%

Net cash provided by operating activities	221,899	187,109	18.6%
Net cash used in investing activities	(414,472)	(661,927)	-37.4%
Net cash provided by financing activities	229,528	513,515	-55.3%
Effect of exchange rate changes	(136)	73	-286.3%

Net (decrease) increase in cash and cash equivalents	36,819	38,770	-5.0%
Cash and cash equivalents, beginning of year	100,127	74,816	33.8%

Cash and cash equivalents, end of the period	$136,946	$113,586	20.6%

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2013 increased $34,790 (18.6%) compared to the nine months ended September 30, 2012 primarily due to a $28,437 increase in net income adjusted for noncash items such as depreciation expense and unrealized gains on interest rate swaps and caps, net resulting primarily from a 32.6% increase in our owned fleet size due to purchases of new and used containers, partially offset by a 2.8 percentage point decrease in utilization for our owned fleet and a $5,370 decrease in gains on sale of containers, net due to a decrease in average sales proceeds of $220 per unit, a decrease in average net gains on sales-type leases of $570 per unit and a 76.3% decrease in the number of containers placed on sales-type leases, partially offset by a 46.1% increase in the number of containers sold.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2013 decreased $247,455 (-37.4%) compared to the nine months ended September 30, 2012 due to a lower amount of container purchases, partially offset by a higher receipt of principal payments on direct financing and sales-type leases and higher proceeds from the sale of containers and fixed asset.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2013 decreased $283,987 (-55.3%) compared to the nine months ended September 30, 2012 primarily due to a $185,220 of proceeds received from the issuance of common shares in our public offering in 2012, net payments of $126,900 on our secured debt facility during the nine months ended September 30, 2013 compared to net proceeds of $4,303 from our secured debt facility during the nine months ended September 30, 2012, $299,363 of proceeds from the 2013-1 Bonds during the nine months ended September 30, 2013 compared to $400,000 of proceeds from the 2012-1 Bonds during the nine months ended September 30, 2012, a $18,747 increase in dividends paid, a $13,333 increase in principal payments on bonds payable, a $8,401 higher increase in restricted cash, a $2,113 decrease in capital contributions from noncontrolling interest, a $1,785 decrease in proceeds from the issuance of common shares upon the exercise of share options and a $765 decrease in excess tax benefit from share-based compensation awards, partially offset by a $167,182 increase in net proceeds from our revolving credit facilities and a $11,035 decrease in debt issuance costs paid.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2013:

	Payments Due by Twelve Month Period Ending September 30,
	Total	2014	2015	2016	2017	2018	2019 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TL Revolving Credit Facility	586,500	$—	$—	$—	$586,500	$—	$—
TW Revolving Credit Facility	96,048	—	—	—	—	—	96,048
TAP Funding Revolving Credit Facility II	118,500	—	—	118,500	—	—	—
TMCL II Secured Debt Facility	747,100	—	6,226	74,710	74,710	74,710	516,744
2005-1 Bonds	85,833	51,500	34,333	—	—	—	—
2011-1 Bonds	310,000	40,000	40,000	40,000	40,000	40,000	110,000
2012-1 Bonds	343,333	40,000	40,000	40,000	40,000	40,000	143,333
2013-1 Bonds(1)	300,900	30,090	30,090	30,090	30,090	30,090	150,450
Interest on obligations (2)	341,578	70,569	65,369	58,196	50,089	33,889	63,466
Interest rate swap payables (3)	14,967	6,236	3,704	2,043	1,444	1,416	124
Office lease obligations	5,143	1,572	1,549	1,397	412	95	118
Container contracts payable	110,870	110,870	—	—	—	—	—

Total contractual obligations	$3,060,772	$350,837	$221,271	$364,936	$823,245	$220,200	$1,080,283

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $1,537.
(2)	Assuming an estimated current interest rate of London InterBank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 2.79%.
(3)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.18%, for all periods, for all interest rate contracts outstanding as of September 30, 2013.

Off Balance Sheet Arrangements

As of September 30, 2013, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2012 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2012 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2012 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2013, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2012 Form 20-F. Updated interest rate swap and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $616,277 as of September 30, 2013, with termination dates between November 15, 2013 and May 15, 2021. Through the interest rate swap agreements we have obtained fixed rates between 0.41% and 3.36%. The net fair value liability of these agreements was $4,539 and $10,819 as of September 30, 2013 and December 31, 2012, respectively.

The notional amount of the interest rate cap agreements was $258,720 as of September 30, 2013, with termination dates between October 15, 2013 and November 16, 2015.

Based on the debt balances and derivative instruments as of September 30, 2013, it is estimated that a 1% increase in interest rates would result in a decrease in the net fair value liability of interest rate swaps of $12,197, an increase in interest expense of $18,193 and a decrease in realized losses on interest rate swaps and caps, net of $4,462.

Quantitative and Qualitative Disclosures About Credit Risk

For the nine months ended September 30, 2013, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2012 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2012 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer